UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

APRICUS BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

652903 10 5

(CUSIP Number)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Fund, LLC 27-1406279
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Partners, LLC 27-1406238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGM Holdings Corp. 36-4303462
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Cedar Capital Corp. 20-1313891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chrisko Investors, Inc. 27-5414284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven G. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christos Komissopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,267,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,267,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5003%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 10 of 16 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G is being used to report the current ownership percentages of the reporting persons in the issuer’s securities. In a Current Report on Form 8-K filed February 12, 2015, the issuer reported that it had engaged in transactions involving issuances of shares of its common stock. Following the closing of the transactions on February 13, 2015, the issuer has 50,373,961 shares of common stock outstanding as of February 13, 2015. Although the reporting persons continue to beneficially own 2,267,000 shares of the issuer’s common stock as of February 13, 2015, their ownership percentages have decreased due to the increase in the number of outstanding shares of the issuer’s common stock. Accordingly, as of February 13, 2015, the reporting persons beneficially own five percent or less of the outstanding securities of Apricus Biosciences, Inc.

Item 1(a)	Name of Issuer:

Apricus Biosciences, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11975 El Camino Real, Suite 300

San Diego, CA 92130

Item 2(a)	Name of Person Filing:

Aspire Capital Fund, LLC (“Aspire Fund”)

Aspire Capital Partners, LLC (“Aspire Partners”)

SGM Holdings Corp. (“SGM”)

Red Cedar Capital Corp. (“Red Cedar”)

Chrisko Investors, Inc. (“Chrisko”)

Steven G. Martin (“Mr. Martin”)

Erik J. Brown (“Mr. Brown”)

Christos Komissopoulos (“Mr. Komissopoulos”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office of each of Aspire Fund, Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown and Mr. Komissopoulos is:

155 N. Wacker Drive, Suite 1600

Chicago, Illinois 60606

Item 2(c)	Citizenship

Aspire Fund - Illinois

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 11 of 16 Pages

Aspire Partners - Illinois

SGM - Illinois

Red Cedar - Illinois

Chrisko - Illinois

Mr. Martin - United States

Mr. Brown - United States

Mr. Komissopoulos - United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e)	CUSIP Number:

653903 10 5

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 12 of 16 Pages

Item 4.	Ownership

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Aspire Capital Fund, LLC	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Aspire Capital Partners, LLC	2,267,000	4.5003%	0	2,267,000	0	2,267,000
SGM Holdings Corp.	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Red Cedar Capital Corp.	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Chrisko Investors, Inc.	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Steven G. Martin	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Erik J. Brown	2,267,000	4.5003%	0	2,267,000	0	2,267,000
Christos Komissopoulos	2,267,000	4.5003%	0	2,267,000	0	2,267,000

Aspire Fund may be deemed the beneficial owner of 2,267,000 shares of common stock of the Issuer (“Shares”).

Aspire Partners is the Managing Member of Aspire Fund. SGM is the Managing Member of Aspire Partners. Mr. Martin the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Brown is the president and sole shareholder of Red Cedar, which is a principal of Aspire Partners. Mr. Komissopoulos is president and sole shareholder of Chrisko, which is a principal of Aspire Partners.

Pursuant to Section 13(d) of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of the Shares held by Aspire Fund.

Pursuant to Rule 13d-4 of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the Shares held by Aspire Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 652903 10 5	SCHEDULE 13G	Page 13 of 16 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

ASPIRE CAPITAL FUND, LLC		ASPIRE CAPITAL PARTNERS, LLC
BY: ASPIRE CAPITAL PARTNERS, LLC		BY: SGM HOLDINGS CORP.
BY: SGM HOLDINGS CORP.

By:	/s/ Steven G. Martin	By:	/s/ Steven G. Martin
Name:	Steven G. Martin	Name:	Steven G. Martin
Title:	President	Title:	President

SGM HOLDINGS CORP.		RED CEDAR CAPITAL CORP.

By:	/s/ Steven G. Martin	By:	/s/ Erik J. Brown
Name:	Steven G. Martin	Name:	Erik J. Brown
Title:	President	Title:	President

CHRISKO INVESTORS, INC.		STEVEN G. MARTIN

By:	/s/ Christos Komissopoulos	/s/ Steven G. Martin
Name:	Christos Komissopoulos
Title:	President

ERIK J. BROWN		CHRISTOS KOMISSOPOULOS

/s/ Erik J. Brown		/s/ Christos Komissopoulos

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement.